[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

November 10, 2004

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn.: Michael Clampitt, Esq.

           Mail Stop 04-08

Re:	BankFinancial Corporation (Registration No. 333-119217)
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of BankFinancial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated November 8, 2004, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Amended S-1 has been blacklined to reflect changes from the original filing.

1. Pages 5 and 12 have been revised to add the requested language. As discussed with the staff of the Securities and Exchange Commission (the “SEC”), the Company respectfully requests that it be permitted to retain the cross-references in these sections of the Summary instead of adding lengthy, repetitive disclosure in the Summary.

2. Pages 4, 5, 33, 36, 38, 58, 71 and 73 have been revised, as requested.

3. The Company’s detailed impairment analysis of its preferred securities as of June 30, 2004 is being filed as Exhibit A to this letter (included in confidential volume). The analysis submitted to the SEC excludes the reference materials attached to the memorandum as tabs 1 through 10 and 12. The reference materials will be submitted to the SEC upon request by the staff.

Securities and Exchange Commission

November 10, 2004

The results of the impairment analysis as of September 30, 2004, including the determination that the losses were not other-than-temporary impairments, are being filed as Exhibit B to this letter (included in confidential volume). Additional details regarding the methodology utilized by the Company’s forecasting model are being filed as Exhibit C to this letter (included in confidential volume).

As requested by the staff, and as more thoroughly detailed in the attached documents, the Company considered the following terms in conducting its impairment analyses: the dividend rate, the tax-equivalent yield on the dividend, the dividend reset interval, the dividend reset date, the dividend cap and the spread to the relevant risk-free benchmark. The Company also took into account the fact that the securities are preferred stocks and thus have no maturity dates.

With the assistance of an independent expert, the Company considered these terms in performing valuation modeling. The independent expert developed a model that forecasts the values of the preferred stocks at future dates using generally accepted no-arbitrage pricing principles, basing parameter estimates on observable historical data for the forward yield curve and the volatility curve, and taking into account the above security-specific features. As indicated above, details regarding the methodology utilized by the model are attached as Exhibit C.

Using the model to test the securities for impairment, the Company projected the value of each security over three- and five-year periods using current data and mean and median historical data as inputs for the forward yield curve and the volatility curve parameters, and for each security, its original, current and mid-point spread over the applicable risk-free benchmark since time of issuance.

Although Exhibit A explains the authoritative accounting literature upon which the Company relied in conducting its impairment analysis, please be advised that the authoritative accounting literature considered as of June 30, 2004 included the following:

•	EITF 03-1 Abstract, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1);”

•	Statement of Financial Accounting Standards 115, “Accounting for Certain Investments in Debt and Equity Securities (SFAS 115); and

•	Securities and Exchange Commission Staff Accounting Bulletin No. 59, “Noncurrent Marketable Securities 9” (“SAB 59”).

Securities and Exchange Commission

November 10, 2004

At September 30, 2004, the Company considered the above accounting literature and the following additional accounting literature:

•	Financial Accounting Standards Board Staff Position, FSP EITF 03-1-1, “Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

4. Page 30 has been revised, as requested.

5. Pages 3, 5, 12, 41 and 56 have been revised, as requested.

6. Page 40 has been revised, as requested.

7. The requested schedule is attached to this letter as Exhibit D.

8. Page 63 has been revised, as requested.

9. As discussed with the staff of the SEC, the recoveries in 2003 on non-residential real estate loans were unrelated to the recoveries in 2002 on this type of loan. The recoveries in 2002 related to one loan, and Page 75 of the Prospectus has been revised to indicate that the recoveries in 2003 related to two loans, and not one loan.

10. The Company determined that the recoveries in 2003 and 2003 should be recorded as credits to the allowance for loan losses, and not adjustments to goodwill, as follows:

2002 Recovery

The $275,000 recovery was related to a partial charge-off of a single loan. This loan was collateralized by marketable securities, certificates of deposit and a second lien position on a strip mall located in Chicago.

In the fourth quarter of 2001, the loan balance was $530,000. The portion of the collateral consisting of marketable securities and certificates of deposit was sufficient to support all but $275,000 of the loan balance; thus, repayment of the $275,000 relied upon collecting on the Chicago real estate portion of collateral. Success National Bank also held a first lien position on the Chicago real estate as collateral for a $3.1 million loan to a different but related party.

At the time of acquisition, the borrower appeared to lack the cash flow to repay the loan on a timely basis; in fact, the borrower proposed to repay the loan with monthly installments of $5,000 over an eight-year period.

Securities and Exchange Commission

November 10, 2004

Using the following analysis, it was evident that the net operating income for the strip mall had declined to a point where only the book value of the first mortgage lien was supportable:

Gross value (NOI of $276,556 divided by an 8% capitalization rate)	$3,456,950
Less: 10% Sales / Disposition Expenses	(345,695)

Net Realizable Value:	$3,111,255

Less: Balance of First Mortgage	(3,108,153)

Estimated residual equity	$3,102

Based on this analysis and the net operating income at that time of the strip mall, it was determined that that there was minimal equity available to repay the $275,000.

Consequently, at the time of the partial charge-off, the sources of the repayment remained the cash flows from net operating income and the non-real estate collateral noted above. There were no contingencies outstanding concerning other sources of repayment. (See SAB Topic 2 – Item 7 – Loss Contingencies). Therefore, management deemed the charge-off to be appropriate and the allowance for loss balance to be reasonably stated, and carried over Success’s recorded allowance for loan loss balance (SAB Topic 2 – Item 5).

Subsequent to the acquisition of Success Bancshares, in mid-2002, the borrower provided new evidence of financial strength via a letter of intent to sell a separate West Palm Beach property to Wal-Mart for a $2 million gain. This property was not part of the collateral nor was the borrower’s reported equity in the property disclosed on their business or personal financial statements.

The West Palm Beach property was put under contract in the fourth quarter of 2002, and the loan was ultimately repaid from the proceeds of the sale to Wal-Mart in 2003. Neither of these conditions (the borrower’s enhanced net worth and ability to repay on a timely basis) existed in 2001 at the time of the acquisition. Accordingly, the Company elected to treat the item as a recovery because it was reasonably likely that the charged-off portion would be repaid from a cash payment from the borrower’s other resources and this was not identified as a contingency at the time of the acquisition.

Securities and Exchange Commission

November 10, 2004

2003 Recoveries

In 2003, the Company sold two parcels of land improved with partially-constructed residences that the original borrower (unrelated to the borrower referenced in the 2002 Recovery discussion, above) abandoned pursuant to labor/material disputes and a subsequent bankruptcy filing. Customarily, the Company would repossess the property, tear down the improvements and sell the lots to a new builder; the Company would thus experience a loss on the original construction funds and demolition expenses. After the acquisition of Success Bancshares, unusually strong demand for new housing in this neighborhood unexpectedly enabled the Company to sell one property “as is” to a local developer, and another developer redeemed the other loan at a foreclosure sale “as is” without any further expenditure of funds necessary. Accordingly, the Company elected to treat the items as recoveries because the charged-off portion would be repaid from property sales that were not identified as a contingency at the time of the acquisition.

11. Page 154 has been revised, as requested.

12. As discussed with the staff, the Company confirms that, for the periods presented in the financial statements, the Company has not recorded any provisions for loan losses on commitments since no losses were probable and reasonably estimable during those periods.

13. As discussed with the staff, the Company has removed the reference on page F-12 with respect to the recording of the fair value of loan commitments. The Company confirms that, on a going-forward basis, it will record the fair value of its loan commitments in accordance with the SEC’s comment regarding Statement of Financial Accounting Standard No. 133.

14. Page F-20 has been revised, as requested.

* * * * *

Securities and Exchange Commission

November 10, 2004

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Robert B. Pomerenk of this office at (202) 274-2011 as soon as possible if it has any further comments.

Respectfully,

\s\ Ned Quint
Ned Quint

Enclosures

cc:	Christian Windsor, Esq., Securities and Exchange Commission
F. Morgan Gasior, Chairman of the Board,
Chief Executive Officer and President
Robert B. Pomerenk, Esq.

CORE DEPOSIT INTANGIBLE

SUMMARY @ 11/16/01

Total Core Deposits	$320,392,570
Total Core Deposits Intangible	$15,339,975
CD I/Total Core Deposits	4,79%

Ending Balance	Collected Balance	Ave Collected Balance	Current Cost	Alternative Cost	Net Savings	After-tax Cash Flow	PV of ATCF	Amortization
$294,504,541	$279,779,314	$292,076,128	$6,301,905	$11,683,045	$5,381,140	$3,245,904	$3,005,466	$1,840,797	Year 1
$271,332,849	$257,766,207	$268,772,760	$5,781,492	$10,750,910	$4,969,418	$2,997,553	$2,392,683	$1,773,685	Year 2
$252,666,731	$240,033,394	$248,899,800	$5,325,330	$9,955,992	$4,630,662	$2,793,216	$1,922,050	$1,706,572	Year 3
$235,753,042	$223,965,390	$231,999,392	$4,924,851	$9,279,976	$4,355,125	$2,627,011	$1,558,347	$1,639,460	Year 4
$221,098,461	$210,043,538	$217,004,464	$4,572,662	$8,680,179	$4,107,517	$2,477,654	$1,267,024	$1,572,347	Year 5
$207,720,013	$197,334,012	$203,688,775	$4,262,866	$8,147,551	$3,884,685	$2,343,242	$1,033,007	$1,495,648	Year 6
$195,744,097	$185,956,892	$191,645,452	$3,985,985	$7,665,818	$3,679,833	$2,219,675	$843,563	$1,428,535	Year 7
$184,757,418	$175,519,547	$180,738,220	$3,738,485	$7,229,529	$3,491,043	$2,105,797	$689,901	$1,361,423	Year 8
$172,475,444	$163,851,672	$169,685,609	$3,497,015	$6,787,424	$3,290,409	$1,984,775	$560,562	$1,294,310	Year 9
$161,174,681	$153,115,947	$158,483,809	$3,260,758	$6,339,352	$3,078,594	$1,857,008	$452,135	$1,227,198	Year 10
$149,547,472	$142,070,099	$147,593,023	$3,035,565	$5,903,721	$2,868,156	$1,730,072	$363,129
$138,764,850	$131,826,608	$136,948,353	$2,819,552	$5,477,934	$2,658,382	$1,603,536	$290,146
$128,800,929	$122,360,882	$127,093,745	$2,619,391	$5,083,750	$2,464,359	$1,486,502	$231,871
$119,574,994	$113,596,244	$117,978,563	$2,434,101	$4,719,143	$2,285,041	$1,378,337	$185,344
$110,965,847	$105,417,555	$109,506,900	$2,261,760	$4,380,276	$2,118,516	$1,277,889	$148,135
$102,972,737	$97,824,100	$101,620,827	$2,101,091	$4,064,833	$1,963,742	$1,184,529	$118,373
$95,476,812	$90,702,972	$94,263,536	$1,950,809	$3,770,541	$1,819,732	$1,097,662	$94,562
$88,539,039	$84,112,087	$87,407,529	$1,810,575	$3,496,301	$1,685,726	$1,016,830	$75,516
$81,787,344	$77,697,976	$80,905,032	$1,676,909	$3,236,201	$1,559,292	$940,565	$60,217
$75,561,018	$71,782,967	$74,740,472	$1,549,547	$2,989,619	$1,440,072	$868,652	$47,942
							$15,339,975	$15,339,975